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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

              REPORT ON FORM 6-K DATED FOR THE MONTH OF APRIL, 2007

                        Commission File Number: 000-51183

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                          SHAMIR OPTICAL INDUSTRY LTD.
                 (Translation of Registrant's Name Into English)

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                      Kibbutz Shamir, Upper Galilee, 12135
                    (Address of principal executive offices)

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     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                        Form 20-F [X]   Form 40-F  [_]

     (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                              Yes [_]   No [X]

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-_______)

     This report on Form 6-K is hereby incorporated by reference into the registration statement on Form S-8 filed by the Registrant with the Securities and Exchange Commission on September 28, 2006 (File No. 333-137628).

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                   Shamir Optical Industry Ltd.
                                   (Registrant)

Date:  April 26, 2007
                                   By:     /s/ David Bar-Yosef
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                                           David Bar-Yosef
                                           Legal Counsel and Corporate Secretary

Investor Relations Contacts:
Roni Gavrielov                            Jeffrey Goldberger/Marybeth Csaby
KM / KCSA Investor Relations              KCSA Worldwide
+972-3-516-7620                           212-896-1249/212-896-1236
roni@km-ir.co.il                          jgoldberger@kcsa.com / mcsaby@kcsa.com

                          SHAMIR OPTICAL INDUSTRY LTD.

                   REDUCES SIZE OF BOARD OF DIRECTORS TO SEVEN

     KIBBUTZ SHAMIR, ISRAEL, APRIL 26, 2007, Shamir Optical Industry Ltd.
(NASDAQ: SHMR) ("SHAMIR") today announced that it is reducing the size of its
Board of Directors (the "BOARD") from nine members to seven. Shamir noted that this action is part of a realignment of the Board following today's departures of Amos Netzer, Jed Arkin and Yair Shamir, Chairman, and the addition of Dr.
Joseph Tzur. Shamir expects the streamlining to promote greater Board effectiveness.

     Uzi Tzur, a director in Shamir's Board since its establishment, is expected to be elected by his fellow Board members to replace Yair Shamir as Chairman.

     Shamir noted that the resignations of the Board members do not result from circumstances which should be brought to the attention of Shamir's shareholders.

     Following today's annual shareholders meeting the Board is comprised of:
Giora Ben-Ze'ev, Efrat Cohen, Uzi Tzur, Ze'ev Feldman, Ami Samuels, Dr. Joseph
Tzur and Guy Vaadia, four of whom are independent directors.

     "We would like to thank the departing directors for their productive work, loyalty and dedicated service to Shamir, and, at the same time, welcome Dr.
Joseph Tzur to the Board," said Uzi Tzur. "Each of the departing directors has been with us since our IPO in March 2005 and they will always be good friends to
Shamir. We wish them well in their future endeavors."

ABOUT SHAMIR

     Shamir is a leading provider of innovative products and technology to the progressive spectacle lens market. Utilizing its proprietary technology, the company develops, designs, manufactures, and markets progressive lenses to sell to the ophthalmic market. In addition, Shamir utilizes its technology to provide design services to optical lens manufacturers under service and royalty agreements. Progressive lenses are used to treat presbyopia, a vision condition where the eye loses its ability to focus on close objects. Progressive lenses combine several optical strengths into a single lens to provide a gradual and seamless transition from near to intermediate, to distant vision.

SHAMIR / PAGE 2

     Shamir differentiates its products from its competitors' primarily through lens design. Shamir's leading lenses are marketed under a variety of trade names, including Shamir Genesis(TM), Shamir Piccolo(TM), Shamir Office(TM),
Shamir Nano(TM) and Shamir Autograph(TM). Shamir believes that it has one of the world's preeminent research and development teams for progressive lenses, molds, and complementary technologies and tools. Shamir developed software dedicated to the design of progressive lenses. This software is based on Shamir's proprietary mathematical algorithms that optimize designs of progressive lenses for a variety of activities and environments. Shamir also has created software tools specifically designed for research and development and production requirements, including Eye Point Technology software, which simulates human vision.

SAFE HARBOR STATEMENT

     This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, any securities described herein in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

     Statements concerning Shamir's business outlook or future economic performance; product introductions and plans and objectives related thereto; and
assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the conflicts in the region; the effects of competition in our industry, and changes in our relationships with optical laboratories, distributors, research and development partners and other third parties; the effects of the international expansion of our operations and our ability to manage our growth, including our ability to manage potential future acquisitions; the effect of global economic conditions in general and conditions in Shamir's industry and target markets in particular;
shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on Shamir's and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; interest rate fluctuations; and other factors detailed in Shamir's filings with the Securities and Exchange Commission. Shamir assumes no obligation to update the information in this release.